MEDIA RELEASE

SHAW COMMUNICATIONS APPOINTS VITO CULMONE AS EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
OFFICER

CALGARY, March 31, 2015 – Shaw Communications Inc. today announced Vito Culmone as its Executive Vice President and Chief Financial Officer, effective June 1, 2015.

With more than 25 years of experience as a financial professional, including 15 years as a senior financial executive, Mr. Culmone most recently served as CFO for WestJet Airlines Ltd., where he built a strong reputation for his ability to build sustainable shareholder value. As a financial executive, Mr. Culmone has also earned praise for his sound management and inspiring motivational skills. His career includes leadership positions at Molson Inc. and PricewaterhouseCoopers.

“We are excited to attract one of the country’s top business and financial executives to become one of our key senior leaders at Shaw,” said Brad Shaw, CEO, Shaw Communications. “Vito’s extensive experience in regulated industries, his financial acumen and discipline, and his reputation as someone who believes in teamwork and collaboration will be exceptionally valuable as we continue to build momentum in our next phase of growth. We are pleased to welcome Vito to the Shaw team.”

“I am delighted to be joining Shaw and look forward to working with the team and the Shaw family,” said Mr. Culmone. “This is an exciting and growing industry, and I am thrilled to be a member of one of the leading communications companies in Canada.”

About Shaw Communications
Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

For media inquiries, please contact:
Shaw Communications Inc.
Chethan Lakshman, VP, External Affairs
(403) 930-8448
chethan.lakshman@sjrb.ca